**QUIRKTASTIC, INC.**

**FINANCIAL STATEMENTS**

*For the fiscal year ended December 31, 2019 and 2018*

*(Unaudited)*

# QUIRKTASTIC, INC.

## Balance Sheets

| | | As of December 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| **ASSETS** | | | |
| **CURRENT ASSETS** | | | |
| Cash and cash equivalents | $ | 31,034.27 | -13,796.06 |
| Prepaid expenses | | 2,620.15 | 2,620.15 |
| Accounts receivable | | 13,900.00 | 13,900.00 |
| TOTAL CURRENT ASSETS | | 47,554.42 | 2,724.09 |
| TOTAL ASSETS | | 47,554.42 | 2,724.09 |
| **LIABILITIES AND SHAREHOLDERS EQUITY** | | | |
| **CURRENT LIABILITIES** | | | |
| Accounts payable | | 18,293.44 | 2,938.63 |
| TOTAL LIABILITIES | | 18,293.44 | 2,938.63 |
| **SHAREHOLDERS' EQUITY** | | | |
| Capital Stock (5,000,000 shares authorized, 2,278,480 shares issued and outstanding. $.001 par value) | | 2,278.48 | - |
| Additional Paid in Capital | | 247,722 | - |
| TOTAL LIABILITIES AND SHAREHOLDER EQUITY | | 268,294 | 2,938.63 |

# QUIRKTASTIC, INC.
## Statement of Operations

|  | | 2019 | | 2018 |
|---|---|---|---|---|
| **Operating income** | | | | |
| Partnership revenue | $ | 16,232.51 | $ | 13,887.00 |
| E-commerce Revenue | | 102,017.94 | | 22,496.78 |
| Cost of Goods Sold | | 2,006.11 | | 4,131.49 |
| | | _____ | | |
| **Gross Profit** | | **116,244.34** | | **32,252.29** |
| | | | | |
| **Operating Expenses** | | | | |
| Advertising & Marketing | | 1,702.29 | | 544.36 |
| Bank Charges & Fees | | 994.69 | | 223.01 |
| Legal & Professional Services | | 7,409.01 | | - |
| Meals & Entertainment | | 950.32 | | 86.69 |
| Office Supplies & Software | | 3,719.18 | | 49.43 |
| PayPal Fees | | 544.03 | | 1,071.48 |
| Rent & Lease | | 13,631.55 | | - |
| Salaries & Wages | | 54,804.17 | | 29,217.87 |
| Contract Labor | | 49.909.23 | | 665.76 |
| Travel | | 3,535.53 | | 99.39 |
| Utilities | | 459.98 | | 358.18 |
| | | _____ | | |
| **Net Income** | | **-21,415.64** | | **-63.88** |

# QUIRKTASTIC, INC.
## Consolidated Statement of Equity

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained earnings | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Shares | Amount | Paid-in Capital | (Accumulated Deficit) | Total |
| BEGINNING BALANCE, OCTOBER 25, 2019 (INCEPTION) | - | $ - | - | $ - | $ - | $ - | $ - |
| Contributions | 2,000,000 | 2,000 | 278,480 | 278.48 | 247,721.52 | - | $ 250,000 |
| Other comprehensive gain/(loss) | - | - | - | - | - | - | $ - |
| Net income | - | - | - | - | - | (21,415.64) | $ (21,415.64) |
| ENDING BALANCE, DECEMBER 31, 2019 | 2,000,000 | $ 2,000 | 278,480 | $ 278.48 | 247,721.52 | (21,415.64) | $ 228,584.36 |

## QUIRKTASTIC, INC.
### Statement of Cash Flows

|  | 2019 | 2018 |
|---|---|---|
| **Cash Flows From Operating Activities** |  |  |
| Net Income (Loss) For The Period | **(21,415.64)** | **(63.88)** |
| Change in Prepaid Expenses | - | - |
| Change in Payables | - | (14,232.18) |
|  |  |  |
| **Net Cash Flows From Operating Activities** | **(21,415.64)** | **(14,296.06)** |
|  |  |  |
| **Cash Flows From Financing Activities** |  |  |
| Business and Personal Grants | 66,245.97 | 500 |
|  |  |  |
| **Net Cash Flows From Financing Activities** | **66,245.97** | **500** |
|  |  |  |
| **Cash at Beginning of Period** | -13,796.06 | 1,076.01 |
| **Net Increase (Decrease) In Cash** | 44,830.33 | (14,872.07) |
| **Cash at End of Period** | 31,034.27 | (13,796.06) |

# QUIRKTASTIC, INC.
## NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2019 and 2018

### 1. ORGANIZATION AND PURPOSE

Quirktastic, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

#### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

#### b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

#### c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company's cash positions include its operating bank account.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.